

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 24, 2009

Michael E. Weksel
Alyst Acquisition Corp.
233 East 69th Street, Suite 6J
New York, NY 10021

> **Re:** **China Networks International Holdings Ltd.**
> **Registration Statement on Form S-4/A**
> **Filed April 16, 2009**
> **File No. 333-157026**
>
> **Alyst Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2009**
> **File No. 001-33563**

Dear Mr. Weksel:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the header "Confidential Treatment Requested" on your response letter dated April 16, 2009. Confidential treatment for your entire response letter is not appropriate. Please resubmit this response letter and remove the header. You may omit the annexes, but please supplementally provide us hard copies of these annexes. With respect to this information to be provided supplementally, you may request confidential treatment pursuant to Rule 83. If you seek confidential treatment with respect to some or all of these materials, please provide a cover letter requesting confidential treatment for such materials.

Summary, page 1

Material Terms of the Transaction, page 1

2.   Please define "pro forma net income" for purposes of the deferred consideration
        targets.

Risk Factors, page 11

Alyst may waive one or more of the conditions . . ., page 23

3.   We note from page 63 that you have only listed two material conditions to closing
        that will not be waived without stockholder consent. Please confirm that you will
        evaluate the materiality of any other waived condition and resolicit stockholder
        approval if the waiver is material. If you do not believe that the other conditions
        are material, please include specific disclosure to this effect.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

4.   Please comply with our prior comments 19 and 29 based upon your update to the
        March 31, 2009 financial statements.

5.   We note your response to prior comment 20. We note that upon your
        Redomestication Merger to a BVI company, there will be significant differences
        in the rights of the stockholders. In this regard, we refer you to the disclosures on
        pages 76-80. Please tell us in detail how such differences in stockholder rights
        impact your analysis and conclusion that Alyst is the accounting acquirer.

6.   We refer to B. within your response to prior comment 20. We note your
        statement that the "Alyst founders will have substantial influence" with the non-
        insider Alyst public shareholders. Tell us whether there are any agreements or
        relationships between the founders and any of those non-insider Alyst public
        shareholders that would constitute a minority ownership group.

7.   We refer to your disclosure in the last paragraph on page 7 that "if all 9,000,000
        of these shares are issued, the percentage of shares of CN Holdings held by the
        previous Alyst stockholders would decline to 45%." It is unclear how this
        disclosure reconciles to A. in your response to prior comment 20, specifically, the
        third sentence of the evaluation paragraph.

Unaudited Pro Forma Condensed Combined Balance Sheet, pages 35 and 36

8.   We note your response to prior comment 23. Please revise your pro forma
        balance sheet to give effect to the use of cash for the pay down of promissory

notes as triggered by the business combination, or lack thereof as of a specified date. As set forth in Rule 11-02(b)(6) of Regulation S-X, pro forma adjustments shall give effect to events that are directly attributable to the transaction and factually supportable. Please advise or revise.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 37

9.   We note your response to prior comment 24. You should not record the excess purchase price over the cost of assets acquired to acquired program and contractual rights. Please note that you should determine a preliminary estimate of the fair value of your to be acquired program and contractual rights with any excess allocated to goodwill. Please revise.

10.   Further, as currently presented, it is unclear to us how the fair value of the program and contractual rights acquired during the latter part of 2008, as disclosed in the China Networks Media, Ltd. financial statements on page F-28, could have possibly increased in value to the amount disclosed in the pro forma financial statements on page 35. Please advise.

Comparative Per Share Data, page 42

11.   We note your response to prior comment 31. Please revise to present comparative information based on the latest audited and unaudited balance sheet dates of the deemed accounting acquirer.

The Alyst Special Meeting, page 45

The Business Combination Proposal, page 50

History of Discussions between China Networks Media and Alyst, page 52

12.   Please discuss the basis for the valuation that resulted in the proposed consideration set forth in the letter of intent. For example, disclose if the parties were relying on the projections set forth on page 57 and the acquisition of three TV stations. Aside from the projections, identify any other material quantitative factors that contributed to the valuation. Also discuss the reasons for the increases in the initial merger consideration ultimately set forth in the definitive agreement.

13.   In your description of the January 28, 2009 amendment to the Merger Agreement, please describe the changes in the measurement of pro forma net income and quantify the changes in the earnings thresholds and the reduction in the amount of cash payable upon the exercise of warrants.

Interests of Alyst's Management in the Business Combination, page 55

14.   Please provide additional disclosure regarding the purpose of the Put-Call Option Agreement between Alyst and Mr. Weksel.

Interests of Chardan Capital Markets and China Networks Media's Management in the Business Combination, page 56

15.   Please quantify the fees to be received by Chardan as a result of the transaction and the value of the merger consideration to be received by Mr. Propper.

Alyst's Reasons for the Business Combination and the Recommendation of the Alyst Board, page 56

16.   We note your response to comment 46 in our letter dated February 27, 2009 and your revised disclosure on page 57 regarding your Board's consideration to retain a financial advisor. Please disclose in more detail the consideration the Alyst board gave to whether or not to retain a financial adviser to provide a fairness opinion, including the factors, both positive and negative, the Board discussed. Further, please elaborate on the requisite experience and knowledge the Board possessed on which it believed it could rely to reach the conclusions regarding the advisability and fairness of the merger agreement without obtaining such an opinion.

17.   We note your response to comment 47 in our letter dated February 27, 2009 and your revised disclosure on page 56 regarding the Skillnet review. It appears that this is a report, opinion, or appraisal that is materially relating to the transaction. Therefore, provide the disclosure required by Form S-4 Item 4(b) and file the report as an exhibit pursuant to Form S-4 Item 21(c).

18.   Although we note that the Alyst board still considers the projections disclosed on page 57 a reasonable basis for the transaction, please provide further context for these projections by disclosing the significance of the abandoned Tai-an station acquisition to these projections. Also quantify how 2007 and 2008 sales and earnings differed from the projections.

19.   Please describe how the Alyst board determined the multiples of net income cited throughout the paragraph on page 57 immediately below the table of projections.

Lack of Operating History, page 58

20.   We note your amendment and response to prior comment 50. Please elaborate upon your disclosure to discuss the risks of lack of operating history of China Networks Media and the potential disadvantages of the business combination, including but not limited to feasibility and advisability, and any others.

Satisfaction of the 80% Test, page 58

21.   The Alyst IPO prospectus requires the Alyst board to determine that the business acquired by Alyst have a fair market value equal to at least 80% of the trust assets as the time of the acquisition based upon one or more standards generally accepted by the financial community. Please explain how the board concluded that the standards applied were generally accepted by the financial community. In particular, please address the date the board made this determination relative to the anticipated date of the acquisition, the fact that the board conducted its analysis based on projections based in part on operating assets (the Tai'an station) that will not be acquired, and the fact that the board did not consider actual 2008 net income which was substantially below projections.

Material United States Federal Income Tax Considerations, page 66

22.   We have reviewed the draft tax opinion provided as Annex 4 to your response letter dated April 16, 2009. It is insufficient for counsel to opine that the discussion in the proxy statement/prospectus is an accurate summary. Counsel must opine on the material U.S. federal tax consequences of the transaction. You may either file a long-form tax opinion as exhibit 8 and summarize such opinion in the proxy statement/prospectus or file a short-form tax opinion as exhibit 8 confirming that the proxy statement/prospectus disclosure represents the opinion of counsel. In either case, indicate in the proxy statement/prospectus that your disclosure in this section represents the opinion of counsel or a summary thereof, as the case may be.

Information About China Networks Media, page 89

Overview, page 89

23.   We note your disclosure about a two-year compound growth rate of 15% for 2006 and 2007. Please disclose a growth rate including 2008 results and clarify whether you are referring to revenues, net income, or another measure.

Media Sales, page 95

24.   We note your disclosure in the second paragraph on page 96 that China Networks Media's National Client Service Centers retains commissions in connection with its "back-to-back" contracts with the JV Cos. Please clarify whether China Networks Media derives any revenues independently and not through its participation in the JV Cos.

Significant Customers, page 96

25.   Please explain the terms of Kunming JVs relationship with these significant customers. If these customers do not have any obligation to purchase additional advertising, please confirm this through disclosure.

PRC Corporate Structure, page 96

26.   We note your response to comment 65 in our letter dated February 27, 2009. Please disclose any material termination provisions or limited terms of the agreements among ANT and the trustees of Hetong which establish China Networks Media's control over Hetong.

27.   Please describe the terms of the equity joint venture contracts governing the JV Tech Cos and JV Ad Cos, including termination provisions. In addition, it appears that exhibits 10.15 and 10.20 are the joint venture agreements regarding the JV Tech Cos. Please tell us whether there are separate agreements establishing the JV Ad Cos and why you have not filed these agreements as exhibits.

Corporate Structure for China Networks Media, page 97

28.   We note your response to prior comment 67. Please define Turnover Taxes as referred to in your response.

China Networks Media Limited's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 102

Overview, page 102

29.   Please briefly describe the status and proposed terms of your letter of intent with Zhuhai TV.

Results of Operations, page 112

30.   In your initial filing, it appears that you provided more detail about the drivers of revenues and cost of revenues of the TV stations when comparing results for the first nine months of 2008 against the first nine months of 2007. Please discuss the most significant factors, aside from the impact of Kunming TV station operations being transferred to the JV Co as of October 1, 2008, that impacted the revenues and costs of revenues of the TV stations in 2008.

Liquidity and Capital Resources, page 118

31.   In the fourth bullet-point of the list of obligations on page 118, you disclose that half of the bridge financing is required to be repaid 18 months after issuance and the other half is required to be repaid 36 months after issuance. However, on page 119 you disclose that all outstanding principal and accrued interest will be due 10 days following the consummation of the business combination. Please revise accordingly and disclose the total amount that will be required to be repaid within 10 days following the consummation of the business combination.

32.   Disclose whether China Networks Media is currently engaged in any financing efforts in connection with the Zhuhai TV letter of intent or expects to engage in any such efforts prior to the consummation of the business combination.

Directors and Management, page 125

33.   We note your revisions in response to comment 80 in our letter dated February 27, 2009. Please explain to us why you did not include disclosure with respect to Mr. Liu Rui. We note that he is identified as part of the management team in the most recent investor presentation filed pursuant to Rule 425.

Executive Compensation, page 129

34.   Please provide the disclosure required by Regulation S-K Item 402 with respect to China Networks Media for fiscal 2008. If China Networks Media did not pay any compensation of any kind in 2008, please confirm through disclosure.

Certain Relationships and Related Transactions, page 131

35.   Please provide the disclosure required by Regulation S-K 404 with respect to any transactions between China Networks Media and any of its related parties who will serve as a director or officer following the business combination. Refer to Form S-4 Item 18(a)(7)(iii).

Beneficial Ownership of Securities, page 133

Security Ownership of the Combined Company after the Redomestication Merger and the Business Combination, page 136

36.   We note that the percentage ownership column to this table is calculated based on the fully-diluted (i.e. including shares underlying all outstanding warrants) number of outstanding shares. Please revise this table so that each individual's or group's ownership amount and percentage include shares underlying warrants that such individual or group has the right to acquire within 60 days, but not any shares underlying warrants held by any other persons.

37.   Your disclosure in this table and on the second to last paragraph on page 138 seems to indicate that MediaInv and Mr. Propper will receive all of the initial ordinary share merger consideration of 2,880,000 ordinary shares. Please revise or explain.

China Networks Media, Ltd. Financial Statements

Consolidated Statements of Cash Flows, page F-31

38.   We note your purchase of program rights included within investing activities. It is unclear what this purchase relates to. In this regard, we note that you have not recorded any significant program rights in your balance sheet or significant programming expense in your statement of operations for this period. Further, it appears that all of your intangible assets reported in your balance sheet as of December 31, 2008 were contributed by the non-controlling interest per your supplemental disclosure of cash flow information. Please advise or revise.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-35

Revenue Recognition, page F-35

39.   We note that your income statement presentation includes separate line items for gross revenues, agency commissions, and net revenues. It appears that these agency commissions arise from contractual arrangements between the company and certain advertising agencies pursuant to which the company grants those agencies a stipulated "discount" from the company's published rates. The agency commissions represent those discounts. We believe it would be more appropriate for you to present only net revenue, and disclose the agency commissions either parenthetically or in the footnotes, if you believe that information is useful and meaningful to investors. We think you should adopt this revised presentation. Alternatively, if you believe your current presentation is appropriate, please explain why and include references to supporting authoritative literature.

Cost of Revenue, page F-35

40.   With respect to your costs to buy back certain advertising time slots sold to agency companies, tell us in detail about your accounting for the sale and subsequent buy back of these time slots. Also, tell us whether you previously recognized revenue related to the sale of the advertising time sold to agency companies. If so, tell us:

• How the television stations deemed that their accounting for revenues from such arrangements was appropriate.

- Whether the cost of the buy-back of certain advertising time-slots previously sold to agency companies approximated the revenues recognized

Note 4 – Program Rights, page F-35
Note 7 -Program Rights and Intangible Assets, net, page F-39

41.   We note your responses to prior comments 87-88. Please disclose the WACC that you derived using the Capital Asset Pricing Model and your consideration of any market risk premiums in your valuation of program rights. Also, tell us how you determined the fair value of the Exclusive Contractual Relationship to operate the PRC TV Stations' advertising businesses and why it is appropriate to assign the residual consideration to such relationship as a result of China Networks' acquisitions. Further, please explain why the value assigned to program rights is minimal compared to the amount assigned to the exclusive contractual relationship.

Note 19 – Subsequent Event, page F-45

42.   Tell us whether there have been any further developments with respect to your letter of intent with Zhuhai TV Station. Also, tell us how you evaluated whether you should present the financial statements of the advertising business of Zhuhai.

Kunming Television Station – Advertising Center and Yellow River Television Station – Advertising Center Financial Statements

Note 4 – Summary of Significant Accounting Policies

(g) Cost of Revenues, page F-56

43.   We note that agency commissions are included within cost of revenue in the carve-out financial statements. It appears that such amounts should be netted against revenues and reported as such on the face of the statements of operations. If you believe that additional information is useful and meaningful to investors, you may disclose the agency commissions either parenthetically or in the footnotes.

Note 3 – Prior Period Adjustments, pages F-70-F-71

44.   We note your response to prior comment 99 and reissue the subject comment in part. Tell us in more detail about the suspended broadcasting time and the related impact on your statements of operations. For example, what exactly is suspended broadcasting time? Did the restatement reduce revenues previously recognized? Also, tell us:

- how frequently broadcasting had been and is expected to be suspended,

- what controls you have implemented to ensure that delivery of service has occurred prior to recognizing revenues and
- how you currently factor the probability of suspended broadcasting time in your measurement of revenues.

45.   We note your response to prior comment 100. Tell us and disclose the nature and terms of one-off program licenses, their respective amortization periods, and your basis for valuation.

Registration Statement on Form S-4

Part II – Information Not Required in Prospectus

Item 21. Exhibits, page II-2

46.   We have reviewed the draft legality opinion provided as Annex 5 to your response letter dated April 16, 2009. Please make the following changes to this opinion:

- The opinion should cover the securities registered for issuance pursuant to the registration statement. Please revise to eliminate the references to merger consideration and also to include all securities, including units, being registered for issuance pursuant to the registration statement.
- Please delete or revise the assumption in Section 3.7 as this appears to be an inappropriate assumption related to the legal effect of the redomestication merger.
- Please delete or revise the phrase in Section 4.4 "against payment in full of the consideration" since no consideration will be paid for most of the securities covered by the opinion

Additionally, please advise us how Maples and Calder is able to opine that the warrants will be binding if, as stated in Section 4.5, the warrant agreement is and will continue to be governed by the law of the State of New York.

47.   We note that most of the exhibits 10.9 through 10.20 still contain blank appendices or similar attachments. Please explain to us why this is the case.

*   *   *

As appropriate, please revise your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Peter J. Rooney, Esq.
        McDermott Will & Emery LLP
        Via facsimile: (212) 547-5444